Penumbra, Inc.

One Penumbra Place

1351 Harbor Bay Parkway

Alameda, California 94502

September 15, 2015

VIA EDGAR TRANSMISSION AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Mumford
Russell Mancuso
Tara Harkins
Jay Webb

Re:	Penumbra, Inc.
Registration Statement on Form S-1
Filed August 14, 2015
File No. 333-206412

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333- 206412) (the “Registration Statement”) of Penumbra, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 17, 2015, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PENUMBRA, INC.

By:	/s/ Robert Evans
Name:	Robert Evans
Title:	Executive Vice President, General Counsel and Secretary

cc:     Alan F. Denenberg, Davis Polk & Wardwell LLP

[Signature page to SEC Acceleration Request]

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